California First Leasing Corporation ‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗‗

June 5, 2025

Via EDGAR Correspondence

Division of Corporation Finance Office of Mergers & Acquisitions United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attention: Perry Hindin

RE:	California First Leasing Corporation Schedule TO-I filed May 20, 2025 File No. 005-39261

Dear Mr. Hindin:

This letter is being delivered to respond to the comments from the staff (the "Staff") of the United States Securities and Exchange Commission (the “Commission”) provided in a letter dated May 29, 2025 (the "Comment Letter") to California First Leasing Corporation (the “Company”) related to the Company’s Schedule TO-I filed with the Commission on May 20, 2025.

The Staff’s comments set forth in the above-mentioned Comment Letter are reproduced below in italics, followed by the Company's responses.

Schedule TO-I filed May 20, 2025; Offer to Purchase

Important, page ii

1.

Refer to the disclosure on page iii indicating that “[t]his Offer to Purchase contains forward-looking statements within the meaning of the federal securities laws” along with the section entitled “Cautionary Note Regarding Forward-Looking Statements” on page 7 (emphasis added). We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act, Section 21E(b)(2)(C) of the Exchange Act and Question 117.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (January 26, 2009) available at www.sec.gov. Please revise the disclosure accordingly.

Response:   In response to the Staff’s comment, the Company has removed references to the forward-looking statement safe harbor and other references to forward-looking statements through a supplement to the original Offer to Purchase (the “Supplement”) by 1) deleting the last four paragraphs from page iii of the original Offer to Purchase, 2) deleting the line “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” from the table of contents on page iv of the original Offer to Purchase, and 3) deleting the section “CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS” in its entirety from pages 7 and 8 of the original Offer to Purchase.

5000 Birch Street, Suite 500, Newport Beach, California 92660

Phone: 800-496-4640    949-255-0500    www.calfirstlease.com

California First Leasing Corporation

Conditions of the Tender Offer, page 18

2.

A tender offer may be conditioned on a variety of events and circumstances if they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise the following conditions so that they are objectively determinable.

•         “there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person…”

•         “there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened…”

Response:    In response to the Staff’s comment, the Company has revised paragraphs (1) and (2) on page 18 of the original Offer to Purchase in the Supplement to delete the word “threatened” from each of these conditions of the tender offer.

Incorporation by Reference, page 21

3.

Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and Telephone Interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations.” Please revise your disclosure to include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure as required by Exchange Act Rule 13e-4(e)(3).

Response:    In response to the Staff’s comment, the Company has determined not to incorporate by reference the information required by Item 1010(a) of Regulation M-A and has updated the original Offer to Purchase accordingly pursuant to the Supplement.  In accordance with Instruction 2 to Item 10 of Schedule TO, the Company has determined that the Company’s financial condition is not material to shareholder’s decision whether to sell, tender or hold the securities as the consideration consists soley of cash, the offer is not subject to any financing condition and the Company files reports under Section 13 of the Exchange Act on EDGAR.  Because the information required by Item 1010(a) of Regulation M-A is no longer included in the Offer to Purchase, the summarized financial information required by Item 1010(c) of Regulation M-A is no longer required.

If you have any questions with respect to the foregoing, please do not hesitate to contact the undersigned at (949) 255-0667; email: ljewett@calfirstlease.com. Alternatively, you can contact our outside legal counsel at Sheppard, Mullin, Richter & Hampton LLP:  Joshua Dean (telephone: (714) 424-8292; email: jdean@sheppardmullin.com) or Jason R. Schendel (telephone: (650) 815-2621; email: jschendel@sheppardmullin.com).

Sincerely,

/s/ S. Leslie Jewett

S. Leslie Jewett

Chief Financial Officer

Enclosures

cc:    Patrick E. Paddon, California First Leasing Corporation

        Joshua A. Dean, Sheppard, Mullin, Richter & Hampton LLP

        Jason R. Schendel Sheppard, Mullin, Richter & Hampton LLP,